UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Allos Therapeutics, Inc.

(Name of Subject Company (Issuer))

Sapphire Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Spectrum Pharmaceuticals, Inc.

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Rajesh C. Shrotriya, M.D.

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

R. Scott Falk, Esq. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2200	Eva H. Davis, Esq. Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California 90071 (213) 680-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$218,545,445.26	$25,043.31

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 113,235,982 shares of Allos Therapeutics, Inc. common stock (assuming full vesting and settlement in common stock of issued and outstanding restricted stock unit awards and full vesting and exercise of issued and outstanding stock options with a per share exercise price of less than $1.82) at a price of $1.93.
(2)	Calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (such shares, together with the associated rights, the “Shares”), of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated April 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Allos Therapeutics, Inc., a Delaware corporation. Allos’ principal executive offices are located at 11080 CirclePoint Road, Westminster, Colorado 80020, and its telephone number is (303) 426-6262.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Allos has advised Purchaser and Parent that, as of April 4, 2012, there were (i) 106,958,412 Shares issued and outstanding (ii) 7,036,779 Shares subject to issuance pursuant to stock options and (iii) 5,864,616 Shares subject to issuance upon vesting of restricted stock units. Assuming that all Shares described in (ii) and (iii) in the preceding sentence are issued and that no other Shares were or are issued after April 4, 2012, there would be 119,859,807 Shares outstanding on a fully diluted basis.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption “Price Range of Shares; Dividends” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Parent and Purchaser and relates to the Shares. The information set forth in the Offer to Purchase under the caption “Certain Information Concerning Parent and the Purchaser” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain Material United States Federal Income Tax Consequences,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Allos,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Allos,” “Certain Effects of the Offer” and “Certain Conditions of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Allos,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Allos” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Allos” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Allos” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Allos,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plan for Allos” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plan for Allos,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

Exhibit No.	Description

(d)(3)	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2012

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Chief Financial Officer

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Senior Vice President and Acting Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(d)(3)	Form of Tender and Voting Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012)

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 13, 2012